Exhibit 99.2

700, 850 – 2 Street SW
Calgary AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5398
www.deloitte.ca

February 27, 2015

TransAtlantic Petroleum Ltd.

16803 Dallas Parkway

Addison, Texas

USA  75001

Attention:  Mr. James Hubing

RE:TransAtlantic Petroleum Ltd.

Reserve estimation and economic evaluation

At your request and authorization, Deloitte LLP (“Deloitte”) has prepared an independent evaluation of certain oil and gas assets of TransAtlantic Petroleum Ltd. (“TransAtlantic”) in Albania, effective December 31, 2014, completed on February 27, 2015.  TransAtlantic has represented that these properties account for 41.9 percent, on a net equivalent barrel basis, of TransAtlantic’s net proved, probable and possible reserves, as of December 31, 2014.

This report has been prepared for the use of TransAtlantic in certain filings with the U.S. Securities and Exchange Commission (“SEC”), and Deloitte hereby gives its consent to the use of its name and to the said estimates in such SEC filing.  The evaluation was conducted in the months of December 2014, January and February 2015; field information obtained subsequent to the effective date was not used in the evaluation.

Pursuant to the requirements of Item 1202 (a) (8) of Regulation S-K, this report documents the results of the evaluation with the following table summarizing 100 percent of the reserves of TransAtlantic in Albania and their value:

	Summary of Net Reserves as of December 31, 2014
	Oil (Mbbl)	Condensate (Mbbl)	Gas (MMcf)
Proved
Developed	13,900.4	—	—
Undeveloped	—	359.1	8,249.2
Total Proved	13,900.4	359.1	8,249.2

Probable
Developed	9,039.0	—	3,779.0
Undeveloped	—	974.9	16,183.9
Total Probable	9,039.0	974.9	19,962.9

Possible
Developed	4,879.2	—	1,020.9
Undeveloped	—	2,272.1	30,496.5
Total Possible	4,879.2	2,272.1	31,517.5

TransAtlantic Petroleum Ltd.

Reserve estimation and economic evaluation

The oil and gas reserves calculations and income projections, in this report have been prepared in accordance with the SEC’s Regulation S-X Part 210.4-10(a).  Deloitte used all methods and procedures it considered necessary under the circumstances to prepare the report.  The Evaluation procedure section included in this report details the reserves definitions, price and market demand forecasts and general procedure used by Deloitte in its determination of this evaluation and are appropriate for the purposes served by the report.  In accordance with SEC requirements all prices and costs (capital and operating) were held constant.  Prices used in this evaluation were based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month during January to December 31, 2014.  The extent and character of ownership and all factual data supplied by TransAtlantic were accepted as presented.  A field inspection and environmental/safety assessment of the properties was not made by Deloitte and the consultant makes no representations and accepts no responsibilities in this regards.

This report contains forward looking statements including expectations of future production and capital expenditures.  Possible changes to the current government regulations may cause volumes of proved and proved plus probable reserves actually recovered and amounts of proved and proved plus probable income actually received to differ significantly from the estimated quantities.  Information concerning reserves may also be deemed to be forward looking as estimates imply that the reserves described can be profitably produced in the future.  These statements are based on current expectations that involve a number of risks and uncertainties, which could cause the actual results to differ from those anticipated.  These risks include, but are not limited to:  the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, political and environmental factors), and commodity price and exchange rate fluctuation.  Present values for various discount rates documented in this report may not necessarily represent fair market value of the reserves.

A Boe conversion ratio of six (6) Mcf: one (1) barrel has been used within this report.  This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Yours truly,

Original signed by:  “Douglas S. Ashton”

Douglas S. Ashton, P. Eng.

Partner

Deloitte LLP

/ct

Independent petroleum consultants consent

The undersigned firm of Independent Qualified Reserves Evaluators and Auditors of Calgary, Alberta, Canada has prepared an independent audit of reserves and future net revenues derived therefrom, of the Petroleum and Natural Gas assets of the interests of TransAtlantic Petroleum Ltd.  These reserves and future net revenues were estimated using prior 12 month average constant prices and costs (before and after income taxes) according to the requirements of SEC’s Regulation S-X, Part 210.4-10 (a).  The effective date of this evaluation is December 31, 2014.

In the course of the evaluation, TransAtlantic Petroleum Ltd. provided Deloitte personnel with basic information which included land, well and accounting (product prices and operating costs) information; reservoir and geological studies, estimates of on-stream dates for certain properties, contract information, budget forecasts and financial data.  Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from Deloitte non confidential files.  The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted.

A field inspection and environmental/safety assessment of the properties was beyond the scope of the engagement of Deloitte and none was carried out.  TransAtlantic Petroleum Ltd. provided assurance that no additional information necessary for the completion of our assignment would have been obtained by a field inspection.

The accuracy of any reserve and production estimates is a function of the quality and quantity of available data and of engineering interpretation and judgment.  While reserve and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are subject to uncertainties and may in future differ materially from the forecasts herein.  Present values of future net revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

PERMIT TO PRACTICE

Deloitte & Touche LLP
Permit Number: P-11444

The Association of Professional Engineers and Geoscientists of Alberta

Certificate of qualification

I, D. S. Ashton, a Professional Engineer, of 700, 850 – 2nd Street S.W., Calgary, Alberta, Canada hereby certify that:

1.

I am a partner of Deloitte LLP, which did prepare an evaluation of certain oil and gas assets of the interests of TransAtlantic Petroleum Ltd.  The effective date of this evaluation is December 31, 2014.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of TransAtlantic Petroleum Ltd.
3.

I attended the University of Calgary and graduated with a Bachelor of Science Degree in Chemical Engineering in 1992; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of twenty one years of engineering experience.

4.	I am a Qualified Reserves Auditor as defined in the Canadian Oil and Gas Evaluation Handbook, Volume 1, Section 3.2.
5.

A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “D. S. Ashton”
D. S. Ashton, P. Eng.

February 26, 2015
Date

Certificate of qualification

I, D. L. Horbachewski, a Professional Geologist, of 700, 850 – 2nd Street S.W., Calgary, Alberta, Canada hereby certify that:

1.

I am an employee of Deloitte LLP, which did prepare an evaluation of certain oil and gas assets of the interests of TransAtlantic Petroleum Ltd.  The effective date of this evaluation is December 31, 2014.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of TransAtlantic Petroleum Ltd.
3.

I attended the University of Calgary and graduated with a Bachelor of Science Degree in Geology in 1999; that I am a Registered Professional Geologist in the Province of Alberta; and I have in excess of fifteen years of evaluations experience.

4.	I am a Qualified Reserves Auditor as defined in the Canadian Oil and Gas Evaluation Handbook, Volume 1, Section 3.2.
5.

A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “D. L. Horbachewski”
D. L. Horbachewski, P. Geol.

February 26, 2015
Date

Certificate of qualification

I, L. J. Machula, a Professional Geologist, of 700, 850 – 2nd Street S.W., Calgary, Alberta, Canada hereby certify that:

1.

I am an employee of Deloitte LLP, which did prepare a detailed analysis of certain oil and gas assets of the interests of TransAtlantic Petroleum Ltd.  The effective date of this evaluation is December 31, 2014.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of TransAtlantic Petroleum Ltd.
3.

I attended the University of Calgary and graduated with a Bachelor of Science in Geology in 2002; that I am a Registered Professional Geologist in the Province of Alberta; and I have in excess of ten years of experience in geological exploration and evaluations of Western Canadian and International oil and gas fields.

4.

A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: "L.J. Machula"
L. J. Machula, P. Geol.

February 26, 2015
Date

PRIVATE

Evaluation procedure

Definitions and methodology

Effective as of December 2014

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Table of contents

Definitions

•	Procedure
•	Reserve evaluation
•	Reserve classification

Reserve estimation methodology

Production forecasts

Land schedules and maps

Geology

Royalties and taxes

Capital and operating considerations

Pricing overview

© Deloitte LLP and affiliates

Procedure

Deloitte has prepared estimates of reserves in accordance with the SEC Regulation S-K, 229.1202 and Regulation S-X, 210.4-10.

Reserve evaluation

A “Reserves evaluation” is the process whereby a qualified reserves evaluator estimates the quantities and values of oil and gas reserves by interpreting and assessing all available pertinent data.  The value of an oil and gas asset is a function of the ability or potential ability of that asset to generate future net revenue, and it is measured using a set of forward-looking assumptions regarding reserves, production, prices, and costs.  Evaluations of oil and gas reserves, include a discounted cash flow analysis of estimated future net revenue.

Reserve classification

Reserves are classified by Deloitte in accordance with the definitions that are described in the United States Securities and Exchange Commission Regulation S-X Part 210.4-10(a).

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible -from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations - prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.  The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:
(A)	The area identified by drilling and limited by fluid contacts, if any, and
(B)

Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)

In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)

Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A)

Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.
(v)

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined.  The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i)

When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves.  When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii)

Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion.  Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii)	Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i)

When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.  When probabilistic methods are used, there should be at least a 10 percent probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii)

Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain.  Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii)	Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.
(iv)

The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v)

Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir.  Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi)

Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology.  Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
(ii)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

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Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)

Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)

Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii)

Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

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Reserve estimation methodology

Deloitte generally assigns reserves to properties via deterministic methods.  Probabilistic estimation techniques are typically used where there is a low degree of certainty in the information available when utilized will be stated within the detailed property reports.  Both techniques comply as defined in Regulation S-X, 210.4-10(a).

Production forecasts

Production forecasts are based on historical trends or by comparison with other wells in the immediate area producing from analogous reservoirs.  Non-producing gas reserves were forecast to come on-stream within the first two years from the effective date under direct sales pricing and deliverability assumptions, if a tie-in point to an existing gathering system was in close proximity (approximately two miles).  If the tie-in point was of a greater distance (and dependent on the reserve volume and risk) the reserves were forecast to come on-stream in years three or four from the effective date.  These on-stream dates were used when the company could not provide specific on-stream date information.

For reserve volumes that meet all reserve category rules but are behind casing and waiting on depletion of the producing zone, these volumes are forecast to be brought on-stream following the end of the existing production.

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Land schedule and maps

The Company provided schedules of land ownership which included lessor and lessee royalty burdens.  The land data was accepted as factual and no investigation of title by Deloitte was made to verify the records.

Well maps included within this report represent all of the Company’s interests that were evaluated in the specified area.

Geology

An initial review of each property is undertaken to establish the produced maturity of the reservoir being evaluated.  Where extensive production history exists a geologic analysis is not conducted since the remaining hydrocarbons can be determined by productivity analysis.

For properties that are not of a mature production nature a geologic review is conducted.  This work consists of:

•	developing a regional understanding of the play,
•	assessing reservoir parameters from the nearest analogous production,
•	analysis of all relevant well data including logs, cores, and tests to measure net formation thickness (pay), porosity, and initial water saturation,
•	auditing of client mapping or developing maps to meet Deloitte’s need to establish volumetric hydrocarbons-in-place.

Procedures specific to the individual properties are discussed in the body of the property report.

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Royalties and taxes

All royalties and taxes, including the lessor and overriding royalties, are based on government regulations, negotiated leases or farmout agreements, that were in effect as of the evaluation effective date.  If regulations change, the net after royalty recoverable reserve volumes may differ materially.

Deloitte utilizes a variety of reserves and valuation products in determining the result sets.

Capital and operating considerations

Reserves estimated to meet the standards for constant prices and costs, are based on Regulation S-X 210.4-10(a).

Capital costs were provided by the Company and reviewed by Deloitte for reasonableness.

Operating costs were determined from historical data on the property as provided by the evaluated Company.

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Pricing overview

The Company provided Deloitte with hydrocarbon prices (oil, gas condensate, and natural gas liquids) appropriate for use in the preparation of a reserves report to be filed with the SEC as at the effective date.  Prices were calculated in accordance with the definition (22)(v) of Regulation S-X, 210.4-10(a) and were determined by taking the un-weighted average of the prices on the first day of the month for the preceding 12 months.

The effects of derivative instruments designated as price hedges of oil and gas quantities if any, are not reflected in Deloitte’s individual property evaluations.

	Benchmark	Benchmark price ($US)	Weighted average realized report price ($US)
Oil	Brent	$101.38/bbl	$69.55/bbl
Gas	UK NBP	$9.50/MMbtu	$10.00/Mcf
NGL	Condensate	$101.38/bbl	$101.38/bbl

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